UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 13)*

                            COLGATE-PALMOLIVE COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   194-162-103
                                 (CUSIP Number)

                                December 31, 2002
                                 (Date of Event)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      [X]   Rule 13d-1(b)
      [ ]   Rule 13d-1(c)
      [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 6 Pages

CUSIP No. 194-162-103            Schedule 13G                  Page 2 of 6 Pages



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON       LaSalle Bank National Association (not
         S.S. or I.R.S. No. of Above    in its individual or corporate
         Person                         capacity but solely as trustee (the
                                        "Trustee") of the Colgate-Palmolive
                                        Company Employee Stock Ownership
                                        Trust (the "Trust")) (Tax Identification
                                        No. 36-1521370)
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [ ]
         (b) [ ]

--------------------------------------------------------------------------------

3        SEC USE ONLY
--------------------------------------------------------------------------------

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         LaSalle Bank National Association is a national banking association organized under the laws of the United States.
--------------------------------------------------------------------------------

                   5    SOLE VOTING POWER

    NUMBER OF                    0
                   -------------------------------------------------------------
      SHARES
                   6    SHARED VOTING POWER
   BENEFICIALLY
                                 40,722,975 as of December 31, 2002 (1)(2)
     OWNED BY      -------------------------------------------------------------

       EACH        7    SOLE DISPOSITIVE POWER

    REPORTING                    0
                   -------------------------------------------------------------
   PERSON WITH
                   8    SHARED DISPOSITIVE POWER

                                 40,722,975 as of December 31, 2002 (1)
                   -------------------------------------------------------------

---------------
(1) Includes 3,135,535 unallocated shares of Convertible Preferred Stock, Series B, each of which is convertible into eight shares of Common Stock. Includes 2,126,375 shares of Common Stock which are allocated to accounts of participants ("ESOP Participants") of the Colgate-Palmolive Employee Stock Ownership Plan (the "ESOP") and 1,641,760 shares of Convertible Preferred Stock, Series B which are allocated to accounts of the ESOP Participants.

(2) Participants in the Trust have the right to direct the Trustee in the voting of Common Stock and Convertible Preferred Stock, Series B, allocated to their accounts on all matters required to be submitted to a vote of shareholders. If no directions are received as to the voting of allocated shares of Common Stock and Convertible Preferred Stock, Series B, the Trustee votes such shares in the same proportion as the allocated shares for which the Trustee receives directions from participants. The unallocated shares of Common Stock and the Convertible Preferred Stock, Series B are voted by the Trustee in the same proportion as the allocated shares for which the Trustee receives directions from participants. In the event of a tender offer, the participants have the right to direct the Trustee as to the manner in which to respond. Allocated shares of Common Stock and Convertible Preferred Stock, Series B, for which no directions are received shall not be tendered by the Trustee. The unallocated shares of Common Stock and Convertible Preferred Stock, Series B, are tendered in the same proportion as the allocated shares for which directions are received. 25,084,280 unallocated shares of Common Stock (consisting of 3,135,535 shares of Convertible Preferred Stock, Series B each of which is convertible into eight shares of Common Stock) are held by the Trustee in its capacity as Trustee of the Trust. This statement includes 378,240 shares of Common Stock which are held by the Trustee as trustee custodian for certain accounts unrelated to the Issuer or the Trust. The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person is, for the purposes of Section 1(d) and 13(g) of the Act, the beneficial owner of any securities covered by the statement.

CUSIP No. 194-162-103            Schedule 13G                  Page 3 of 6 Pages



9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    40,722,975 as of December 31, 2002 (1)
--------------------------------------------------------------------------------

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
             [ ]
--------------------------------------------------------------------------------

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                    7.1% as of December 31, 2002 (3)
--------------------------------------------------------------------------------

12       TYPE OF REPORTING PERSON*
                                    BK, EP
--------------------------------------------------------------------------------

Item 1.

         (a) Name of Issuer:

                  Colgate-Palmolive Company (the "Issuer")

         (b) Address of Issuer's Principal Executive Offices:

                  300 Park Avenue
                  New York, New York  10022-7499
Item 2.

         (a) Name of Person Filing:

                  The Trust and the Trustee

         (b) Address of Principal Business Office or, if none, Residence:

                  The Trustee              The Trust
                  135 South LaSalle St.    c/o LaSalle Bank National Association
                  Chicago, IL  60603       135 South LaSalle St.
                                           Chicago, IL  60603

         (c)      Citizenship:

                  LaSalle Bank National Association is a banking association organized under the laws of the United States.

         (d) Title of Class of Securities:

                  Common Stock

-----------------
(3) Based on 574,220,144 shares of common stock of the Issuer outstanding on December 31, 2002 as provided by the Issuer.

CUSIP No. 194-162-103            Schedule 13G                  Page 4 of 6 Pages



         (e) CUSIP No.:

                  194-162-103

Item 3.  The person filing this statement is a:

         (b)    [X]        Bank as defined in Section 3(a)(6) of the Act.


         (f)    [X]        Employee Benefit Plan,  Pension Fund which is subject
                           to the provisions of the Employee Retirement Income security Act of 1974 ("ERISA") or Endowment Fund.

Item 4.  Ownership.

         The following information relates to the reporting person's ownership of Common Stock of the Issuer as of December 31, 2002.

         (a) Amount Beneficially Owned:

                                    40,722,975 (1)

         (b) Percent of Class:

                                    7.1% (3)

         (c) Number of Shares as to Which Such Person Has:

                        (i) Sole power to vote or to direct the vote:

                                            0

                       (ii) Shared power to vote or to direct the vote:

                                            40,722,975 (1)(2)

                      (iii) Sole  power to dispose or to direct the  disposition of:

                                            0

                       (iv) Shared power to dispose or to direct the disposition
                            of:

                                            40,722,975 (1)

CUSIP No. 194-162-103            Schedule 13G                  Page 5 of 6 Pages



Item 5.  Ownership of Five Percent or Less of a Class.

                           If this  statement  is being filed to report the fact
                  that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                           Subject to the terms and conditions of the ESOP Trust and the related plan, ESOP Participants are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock or Convertible Preferred Stock, Series B reflected in this Schedule 13G. The respective participants' accounts disclosed under Item 4(a) above may have the right to receive, or direct the receipt of, dividends on, or proceeds from the sale of, the 378,240 shares of Common Stock disclosed under such Item 4(a) as being held by the Trustee as trustee custodian for certain accounts unrelated to the Issuer or the Trust.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

                            Not Applicable.

Item 9.  Notice of Dissolution of Group.

                            Not Applicable.

Item 10. Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 194-162-103            Schedule 13G                  Page 6 of 6 Pages


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2003              LaSalle National Bank National Association
                                    (not in its individual or corporate capacity but solely as Trustee of the Trust)



                                     /s/ Kevin B. Kolb
                                    --------------------------------------------
                                    Kevin B. Kolb